EX – 3.1

     The following amendments to the Amended and Restated Bylaws (the “By-Laws”) of DDi Corp. (the “Corporation”) were adopted by Board of Directors of the Corporation effective July 12, 2005:

1.	Section 6 of Article II of the By-Laws was amended to read in its entirety as follows:

“Section 6. Quorum. Except as otherwise required by law, the Amended and Restated Certificate of Incorporation or these By-Laws, (a) the majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; and (b) where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.”

2.	Section 8 of Article II of the By-Laws was amended to read in its entirety as follows:

“Section 8. Voting and Proxies. Except as otherwise provided by the General Corporation law of the State of Delaware, the Amended and Restated Certificate of Incorporation or these By-Laws, each stockholder shall have one vote for each share of capital stock entitled to vote and held of record by such stockholder. If the Amended and Restated Certificate of Incorporation (including any Certificate of Designation filed pursuant to Section 2 of Article IV thereof) provides for more or less than 1 vote for any share, on any matter, every reference in these By-Laws to a majority or other proportion of stock, stockholders, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, shares held by such stockholders, voting stock or shares. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize another person or persons to vote or act for him or her by written proxy executed by the stockholder or his or her authorized agent and delivered to the Secretary of the Corporation. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period. Voting at meetings of stockholders need not be by written ballot and may be by electronic means, as determined by the board of directors in its sole discretion.”